Exhibit 99.1

For Immediate Release

Novadaq and Swissray Asia Announce International

SPY and PINPOINT Distribution Agreements

Toronto, Ontario and Taipei, Taiwan – November 7, 2013 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), a developer of clinically-relevant imaging solutions for use in surgical and outpatient wound care procedures, as well as Swissray Asia, a leading distributor of radiation oncology and medical imaging equipment in Southeast Asia, today announced that the companies have entered into an international distribution agreement pursuant to which Swissray Asia has become the exclusive distributor of Novadaq Imaging Systems for the regions of Australia and Indonesia, as well as other Southeast Asia and Oceania countries. Novadaq and Swissray have agreed upon minimum annual purchase commitments for each country in the territories.

“The agreements signed today cover markets representing more than 400 million people,” stated Dr. Arun Menawat, Ph.D., M.B.A., president and chief executive officer of Novadaq. “Swissray is a leading manufacturer and distributor of global medical equipment brands to hospitals in these territories, and we believe they will be a strong partner to introduce Novadaq’s point-of-care fluorescence imaging technologies into these large and growing markets.”

“Since its introduction of the world’s first-ever digitized X-ray system, Swissray has consistently delivered world-class performance and quality with its ddR (direct digital radiography) devices,” said CEO of Swissray, Jack Lee. “We are proud that in the ever-growing Asian markets, our company can form an alliance with Novadaq, an innovative pioneer in the field of fluorescence imaging. The two companies share the same passion and persistence in creating high quality medical devices and caring for patients. We look forward to the success and growth of our collaboration with Novadaq in the APAC region.”

About Novadaq Technologies Inc

Enabling medical professionals with clinically-relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 80 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds. In August 2013, Novadaq acquired the surgical scintigraphy imaging technology, which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

About Swissray Asia

Swissray is a world leading manufacturer of direct digital radiography systems with a comprehensive range of innovative solutions from Switzerland, delivering high quality radiographic imaging with state-of-the art direct digital radiography technology. Swissray systems are in use daily in hundreds of hospitals and clinics world-wide, was ranked number one by MD Buyline in 2011 in terms of customer satisfaction, system stability, after sales services and excellent image quality among all major DR producers. Swissray Asia is a 100% owned subsidiary responsible for the sales and marketing of Swissray products in Asia Pacific and Australia / New Zealand region. With well-established distribution network and sales channels, Swissray Asia is in great leading position to take on this rapid growing region of the world.

Forward Looking Statement

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218